

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

July 25, 2014

Via E-mail
Mr. Weilei Lv, Chief Financial Officer
Universal Solar Technology, Inc.
No. 1 Pingbei Road 2,
Nanping Science & Technology Industrial Park
Zhuhai City, Guangdong
The People's Republic of China  519060

> **RE:**   **Universal Solar Technology, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed April 13, 2014**
> **File No. 333-150768**

Dear Mr. Lv:

　　We have reviewed your filing and have the following comment.

　　Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Exhibits 31 and 32

1.　　The certifications under Exhibits 31 and 32 in your Form 10-K for the period ended December 31, 2013 refer to the incorrect period end of December 31, 2012.  Please amend your Form 10-K to include Exhibits 31 and 32 that refer to the period ended December 31, 2013.  Please also ensure that you provide currently dated certifications with your amendment which refer to the Form 10-K/A.

　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3768 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief